Elephant & Castle Group Inc.
1190 Hornby Street
Vancouver, B.C. Canada V6Z 2K5

May 12, 2005

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0510

Re:	Elephant & Castle Group Inc. (the “Company”)
File No. 001-12134
Form 10-K for the year ended December 26, 2004 (the “Form 10-K”)

Dear Ms. Cvrkel:

                 We are responding to your letter dated April 13, 2004, relating to the above-referenced filings. The comments contained in that letter and our responses are set forth below.

ITEM 6. SELECTED FINANCIAL DATA

SEC COMMENT:

1.	Please revise your filing to include selected financial data for each of your last five years, as required by Item 301(a) of Regulation S-K.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure:

Five-Year Selected Data – Canadian GAAP

	2004	2003	2002	2001	2000
Sales	28,202	26,725	27,716	30,235	33,723

Income (loss) from restaurant operations	2,918	2,740	2,640	3,041	1,417

Per share	0.56	0.53	0.51	0.78	0.54
Diluted per share	0.37	0.33	0.33	0.49	0.33

Earnings (loss) before income taxes	(710)	173	(1,514)	192	(8,335)

Per share	(0.14)	0.03	(0.29)	0.05	(3.18)
Diluted per share	n/a	0.02	n/a	0.03	n/a

Net income (loss)	(888)	228	(1,344)	192	(7,956)

Per share	(0.17)	0.04	(0.26)	0.05	(3.04)
Diluted per share	n/a	0.03	n/a	0.03	n/a

Total assets	15,164	10,677	10,656	13,043	12,974
Shareholders' equity (deficit)	(2,642)	2,470	1,908	3,421	(1,945)
Long term debt	15,262	4,622	5,142	6,012	10,622

Weighted average shares	5,244,507	5,163,271	5,163,354	3,890,000	2,619,000
Diluted weighted average shares	7,802,309	8,268,578	8,085,848	6,164,000	4,251,021

SEC COMMENT:

2.	Please revise your filing to present your data in the “selected financial data section” also on the basis of any reconciliations of such data to United States generally accepted accounting principles. Refer to Instruction 6 of Item 301 of Regulation S-K.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure:

Five-Year Selected Data – United States GAAP

	2004	2003	2002	2001	2000
Sales	27,615	26,270	27,716	30,235	33,723

Income (loss) from restaurant operations	2,744	2,677	2,669	2,967	1,489

Per share	0.52	0.52	0.52	0.76	0.57
Diluted per share	0.35	0.32	0.33	0.48	0.35

Earnings (loss) before income taxes	396	(1,743)	(1,042)	(470)	(8,263)

Per share	0.08	(0.34)	(0.20)	(0.12)	(3.16)
Diluted per share	0.05	n/a	n/a	n/a	n/a

Net income (loss)	218	(166)	(1,645)	(39)	(7,885)

Per share	0.04	(0.03)	(0.32)	(0.01)	(3.01)
Diluted per share	0.03	n/a	n/a	n/a	n/a

Total assets	12,876	10,046	9,886	12,058	12,309
Shareholders' equity (deficit)	(3,020)	(4,483)	(3,130)	(860)	(1,875)
Long term debt	13,386	10,920	9,068	9,739	10,259

Weighted average shares	5,244,507	5,163,271	5,163,354	3,890,000	2,619,000
Diluted weighted average shares	7,802,309	8,268,578	8,085,848	6,164,000	4,251,021

Selected financial data - reconciliation from CDN GAAP to US GAAP

	2004	2003	2002	2001	2000
Sales (CDN GAAP)	28,202	26,725	27,716	30,235	33,723
Less proportional share of San Fran JV	(587)	(455)	0	0	0

Sales (US GAAP)	27,615	26,270	27,716	30,235	33,723

Income (loss) from restaurant operations (CD N GAAP)	2,918	2,740	2,640	3,041	1,417
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Less proportional share of San Fran JV	(26)	(16)	0	0	0
Less asset impairment charge	(199)	0	0	0	0

Income (loss) from restaurant operations (US GAAP)	2,744	2,677	2,669	2,967	1,489

Earnings (loss) before income taxes (CDN GA AP)	(710)	173	(1,514)	192	(8,335)
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Dividend on paid-in capital, interest under US GAAP	(333)	(347)	(330)	(156)	0
Gain on exchange of junior notes,	208	0	0	0	0
contributedd surplus under CDN GAAP
Gain/loss on translation of convertible notes,	1,180	(1,522)	773	(431)	0
using period end rate for US GAAP

Earnings (loss) before income taxes (US G AAP)	396	(1,743)	(1,042)	(470)	(8,263)

Net income (loss) (CDN GAAP)	(888)	228	(1,344)	192	(7,956)
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Dividend on paid-in capital, interest under US (GAAP)	(333)	(347)	(330)	(156)	0
Gain on exchange of junior notes,	208	0	0	0	0
contributedd surplus under CDN GAAP
Gain/loss on translation of convertible notes,	1,180	(1,522)	773	(431)	0
using period end rate for US GAAP

Net income (loss) (US GAAP)	218	(1,688)	(872)	(470)	(7,885)

Selected financial data - reconciliation from CDN GAAP to US GAAP

	2004	2003	2002	2001	2000
Total assets (CDN GAAP)	15,164	10,677	10,656	13,043	12,974
Adjust for proportional share of assets in JV	(34)	(40)	0	0	0
Deferred financing costs	(1,876)	(162)	(387)	(606)	(363)
Amortization of improvement costs	(378)	(384)	(382)	(343)	(302)
Pre-opening costs expensed under US GAAP	0	(45)	(1)	(36)	0

Total assets (US GAAP)	12,876	10,046	9,886	12,058	12,309

Shareholders' equity (deficit) (CDN GAAP)	(2,642)	2,470	1,908	3,421	(1,945)
Convertible notes, debt under US GAAP	0	(5,516)	(4,655)	(3,902)	0
Amortization of improvement costs	(378)	(384)	(382)	(343)	(302)
Pre-opening costs expensed under US GAAP	0	(45)	(1)	(36)	0
Gain/loss on translation of convertible notes,	0	(1,008)	342	(431)	0
using period end rate for US GAAP
Shareholders' equity (deficit) (US GAAP)	(3,020)	(4,483)	(2,788)	(1,290)	(2,246)

Long term debt (CDN GAAP)	15,262	4,622	5,142	6,012	10,622
Convertible notes, debt under US GAAP	0	6,524	4,313	4,333	0
Deferred financing costs	(1,876)	(162)	(387)	(606)	(363)

Long term debt (US GAAP)	13,386	10,984	9,068	9,739	10,259

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SEC COMMENT:

3.	In future filings please expand your MD&A section to include an introductory section or overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. A good introduction or overview would:

•	Include economic or industry-wide factors relevant to the company;
•	Serve to inform the reader about how the company earns revenues and income, and generates cash;
to the extent necessary or useful to convey this information, discuss the company’s lines of business, locations, and principle products and services (but an introduction should not merely duplicate disclosures in the Description of Business selection); and

•	provide insight into material opportunities, challenges and risks, such as those presented by known trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.
See FR-72 for guidance.

ELEPHANT & CASTLE’S RESPONSE:

In future filings, the Company will include an overview section in its MD&A that provides (i) economic or industry-wide factors relevant to the Company, (ii) information about how the Company earns revenue and income and generates cash, (iii) information about the Company’s locations and principle products and services, and (iv) insight regarding known trends and uncertainties and how the Company intends to address such trends and uncertainties.

SEC COMMENT:

4.	We remind you that under existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements. In this regard, please revise future filings to include a “Critical Accounting Policies” section within MD&A that includes, a discussion of your most critical accounting policies and estimates which appear to be impairment of long-lived assets and your valuation allowance for the deferred tax assets. Your discussion should address the factors as to how you arrived ad the estimate(s), how accurate the estimate/assumption has been in the past, how much the estimate/assumptions has changed in the past and whether the estimate/assumptions is reasonably likely to change in the future. Additionally, you should consider the following when determining what other items should go in to your critical accounting policy disclosure:

	•	the nature of the estimate or assumptions is materials due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

	•	the impact of the estimates and assumptions on financial condition or operation performance is material.

Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. See FR-72 for guidance.

ELEPHANT & CASTLE’S RESPONSE:

In future filings, the Company will include a section in its MD&A that discusses its critical accounting policies that will include, but not be limited to, impairment of long-lived assets and its valuation allowance for the deferred tax assets, and will address material implications and uncertainties associated with the methods, assumptions and estimates underlying such critical accounting measures.

SEC COMMENT:

5.	Please revise your filing to include a tabular disclosure of your contractual obligations as of the most recent balance sheet date presented, as required by Item 303(a)(5) of Regulation S-K.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure:

Tabular disclosure of contractual obligations

US$000		Payments due by period
		Less than	1to 3	3 to 5	More than
Contractual obligations	Total	1 year	years	years	5 years

Long-term debt obligations	15,236	0	1,364	13,871	1
Capital (finance) lease obligations	27	19	8	0	0
Operating lease obligations	9,962	1,722	4,329	1,865	2,046
Purchase obligations	96	96
Other long-term obligations	9			9

Total contractual obligations	25,330	1,837	5,701	15,745	2,047

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

SEC COMMENT:

6.	As it appears the Company has significant exposure to changes in foreign currency rates due to its Canadian operations, please revise to include the disclosures with respect to this market risk outlined in Item 305(a) of Regulation S-K. Note that the disclosures provided should be presented in one of the suggested formats outlined in Item 305(a)(i), (ii) or (iii) of Regulation S-K.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure:

Market risk represents the risk of loss that may impact the Company’s financial position due to adverse changes in financial market prices and rates. The Company’s market risk exposure is primarily a result of fluctuations in foreign currency exchange risks. The Company’s borrowings are at fixed interest rates, so the Company is not significantly exposed to changes in interest rates.

Market Risk – Foreign Exchange

The Company’s functional and reporting currency is US dollars. The Company generates approximately CDN $2,400,000 of operating cash flow from its Canadian restaurants each year. These cash flows are generated in Canadian dollars. Offsetting this, the Company incurs approximately CDN $2,700,000 of general and administrative expenses, and approximately CDN $600,000 interest on long-term debt in Canadian dollars.

The Company’s reported earnings are, therefore, subject to exchange rate fluctuations on the approximately CDN $900,000 net loss from Canadian dollar sources each year.

Also, the Company’s reported earnings include gains/losses on foreign exchange, which largely reflect revaluation of the Company’s approximately CDN $13,000,000 of long term debt.

Sensitivity analysis:

(a) Canadian dollar weakens by 10% versus the US dollar.

Estimated impact on:	US$
Income from restaurant operations	(178,838)
General and administrative costs	201,192
Interest costs	44,709
Gain (loss) on foreign exchange	968,703

Income (loss) before tax	1,035,768

(b) Canadian dollar strengthens by 10% versus the US dollar.

Estimated impact on:	US$
Income from restaurant operations	196,721
General and administrative costs	(221,311)
Interest costs	(49,180)
Gain (loss) on foreign exchange	(1,065,574)

Income (loss) before tax	(1,139,344)

ITEM 8. FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF OPERATIONS, PAGE 4

SEC COMMENT:

7.	Please revise future filing to present separately revenue and costs related to franchisor-owned restaurants from revenue and costs related to franchised restaurants or disclose why it is not practicable to do so. Also if there were significant changes in franchisor-owned outlets or franchised outlets during the year, the number of (a) franchises sold, (b) franchises purchased during the year, (c) franchised outlets in operation, and (d) franchisor-owned outlets in operation should be disclosed. As part of your response, please provide us with your proposed disclosure. Refer to the guidance in SFAS No. 45.

ELEPHANT & CASTLE’S RESPONSE:

For future filings, the Company’s Consolidated Statement of Operations will show sales from franchises as a separate line item. In addition, the Notes to the Financial Statements will explain that there are no Restaurant Expenses associated with such revenue. The Company has cost obligations related to earning the initial franchise fee revenue, which is not recognized until these obligations are fulfilled, but the Company has no obligated costs re earnings its franchise royalties. Costs associated with administering and supporting the franchise operation are included within General and Administrative expenses

NOTE 2(1). SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE 10

SEC COMMENT:

8.	Please review future filing to include the disclosures required by SFAF No. 148 paragraph 2(e) (c) for all periods for which a statement of operations is presented. Also refer to paragraph B11 and B13 of SFAS No. 148 for further guidance. As part of your response, please provide us with your proposed disclosure.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure:

Capital Stock (Continued)

Had compensation expense been determined using the Fair Value Method, the pro-forma effect on the Company’s net income per share amounts for the years ended December 26, 2004 and December 28, 2003 would have been as follows:

	2004	2003

Net income (loss) as reported	(888)	228
Plus (minus) intrinsic value expensed	0	0
Plus (minus) fair value of stock options	(8)	(56)

Net income (loss), pro-forma	(896)	172

Net income (loss) per share as reported	(0.17)	0.04
Plus (minus) intrinsic value per share expensed	0.00	0.00
Plus (minus) fair value per share of stock options	(0.00)	(0.01)

Net income (loss) per share, pro-forma	(0.17)	0.03

Diluted net income (loss) per share as reported	(0.11)	0.03
Plus (minus) diluted intrinsic value per share expensed	0.00	0.00
Plus (minus) diluted fair value per share of stock options	(0.00)	(0.01)

Diluted net income (loss) per share, pro-forma	(0.11)	0.02

The Fair Value Method applies the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2004	2003

Expected life (years)	5	5
Interest rate	2.50%	2.50%
Volatility	83.81%	83.81%
Dividend yield	0.00%	0.00%

NOTE 3. PROPERTY, PLANT AND EQUIPMENT, PAGE 11

SEC COMMENT:

9.	We note from your disclosure that your 2004 accumulated deprecation balance increased significantly in comparison to 2003 and the increase was not proportionate to the increase in total PP&E cost between the above mentioned comparable years. Given the magnitude of this increase, please explain in further detail the specific nature and timing of the events or circumstances that contributed to this increase. As part of your response, you should quantify the dollar impact of each component that contribute to your accumulated depreciation balance increase. If some or all of the increase was due to a change in estimate of useful lives and/or salvage value of your property, plant and equipment, please revise Note 2(c) to disclose all the relevant details of this fact (i.e. revised estimated useful lives etc.). Additionally, revise Note 16 to include the disclosures required by APB No. 20, as applicable.

ELEPHANT & CASTLE’S RESPONSE:

The following table and commentary explains why the Company believes that no amendments are required:

SUMMARY OF MOVEMENTS IN 2004

US$000	Head Office	Canada	US	Franchise	Total

Gross book value

Closing 2003	7,817	170	8,619	3	16,609

Additions/disposals	277	28	162	(3)	464

Closing 2004	8,094	198	8,781	0	17,073

Accumulated depreciation

Closing 2003	5,284	133	4,518	1	9,936

Impairment charge	199				199
Charge for year	572	11	887	(1)	1,469

Closing 2004	6,055	144	5,405	0	11,604

Net book value

Closing 2003	2,533	37	4,101	2	6,673

Closing 2004	2,039	54	3,376	0	5,469

In line with previous years, cash availability restricted the Company’s ability to refurbish stores as it may have wished.

Accordingly, depreciation continued to exceed additions, resulting in a net reduction in net book value.

Additionally, in 2004, accumulated depreciation was increased by a further US$199, representing the impairment charge for Calgary and Saskatoon.

The remaining US$1.5m increase in accumulated depreciation represents normal annual depreciation charges, which are in line with previous years.

No changes were made to depreciation policies or asset lives.

NOTE 6. FINANCING STRUCTURE, PAGE 12

SEC COMMENT:

10.	We note from our disclosure that in consideration for the surrender of US$3,900,000 of the existing Senior Notes, the surrender of US$5,000,000 of the existing Junior Notes and the waiver of US$1,209,000 of accrued interest on these Notes that you issued US$4,204,000 of new Secured 14% Notes, 3,653,972 of US $1.63 preferred shares (with an aggregate value of US$5,955,974) and a warrant to purchase 1,750,000 shares of common stock. Based on the above it appears that a debt extinguishment gain or loss should have been recognized for U.S. GAAP purposes. However, we note that no debt extinguishment gain or loss has been disclosed in the statement of operations or in the U.S. GAAP reconciliation included in Note 16. In this regard, please fully and clearly explain to us why you concluded that there was no gain or loss associated with this extinguishment of debt for U.S. GAAP purposes. If you believe that fair value of the consideration issued in exchange for the debt obligations repaid was equal to the amount of debt obligations repaid, explain your basis for this conclusion. We may have further comments upon receipt of your response.

ELEPHANT & CASTLE’S RESPONSE:

The fair value of the consideration issued in exchange for the debt obligations repaid were equal for the following reasons: As at the date of the debt restructuring, the Company was indebted as follows:

Senior Notes	US$	3,900,000
Accrued interest on Senior Notes		304,000
Total owed on Senior Notes	US$	4,204,000

Junior Notes	US$	5,200,600
Accrued interest on Junior Notes		905,000
Total owed on Junior notes	US$	6,105,600

The previously issued US$3,900,000 senior notes bore interest at 6% per annum and were convertible into common shares of the Company at the option of the holder, due September 2005. The new note bears interest at 14% per annum and has no conversion feature, however, does have a deferral to March 2007 before which time interest payments commence. The new note is due in December 2009. The treatment in the financial statements was an exchange of the existing US$3,900,000 Senior Notes plus accrued interest of US$304,000 as detailed above for a new US$4,204,000 secured 14% note.

Accordingly, the accrued interest of US$304,000 was not waived. With the due date of the old senior note soon approaching, the debt was in fact refinanced in conjunction with the Company’s overall financing.

In exchange for the existing US$5,200,600 junior notes plus accrued interest of US$905,000 as detailed above, the Company issued 3,653,972 preferred shares with a redemption value of Cdn$2.00 per share which at the time of the transaction equated to approximately US$1.62 per share for a total of approximately US$5,905,000. The face value of the note was US$5,000,000, which was recorded from prior years’ translation to Canadian dollars as US$5,200,600 in 2003. The new preferred shares denominated in Canadian Dollars have been translated at the year-end exchange rate of US$1.63 per share.

The previously issued US$5,000,000 junior notes bore interest at 8% per annum, were convertible into common shares of the Company at the option of the holder, due September 2005. The preferred shares accrue cash dividends at a rate of 6% of the redemption price per annum. In addition, the redemption price increases at a rate of 10% per annum for each of the next five years to a maximum of 50%.

Again, the transaction was accounted for as a new issue of preferred shares to settle the previously outstanding junior note debt, except that the currency translation difference of US$200,600 was recorded as contributed surplus (shareholders’ equity). In note 11, the extinguishment gain was not previously included in income, however, the revised US – Canadian GAAP schedule in item (c) has been revised to include the gain in income.

In both cases, the attributes of the previous senior and junior notes were quite different from the new notes and preferred shares issued. The Company believes the fair value of the new instruments issued closely approximate the fair value of the debts repaid and no gain or loss should be recognized in the financial statements other that the US$200,600 referred to above.

SEC COMMENT:

11.

We note from your disclosure that you entered into a credit agreement with Crown, pursuant to where you borrowed CDN $5,000,000 (US $4,066,000). We also note that in connection with making this loan you also granted Crown warrants to purchase both common and preferred stock. We further note that your disclosure in Note 7 reflects the entire amount of US $4,066,000 as the balance in long-term debt associated with the Crown loan. Based on the above and the disclosures provided in Note 16, it appears that you did not assign a value to the aforementioned detachable warrants, and in-turn not recognizing a discount on the respective debt, as required by paragraph 16 and 17 of APB No. 14. In this regard, please fully and clearly explain to us your accounting as it relates to this transaction for U.S. GAAP purposes or revise accordingly.

ELEPHANT & CASTLE’S RESPONSE:

At the date of the transaction, the fair value of the warrants was calculated using the Black-Scholes pricing model that resulted in a fair value of US$119,000. For Canadian GAAP purposes the amount was included as part of deferred finance cost, which has been reclassified in note 16 for US GAAP purposes as a reduction to the related debt in accordance with APB No. 14.

SEC COMMENT:

12.	Please tell us whether the Series A Preferred shares provided for a beneficial conversion feature at the time they were issued under US GAAP, or more specifically, EITF 00-27, and explain in your planned accounting treatment with respect to any beneficial conversion feature for US GAAP purposes.

ELEPHANT & CASTLE’S RESPONSE:

The Company issued 1,750,000 detachable warrants concurrent with the issue of 3,653,972 preferred shares to GEIPPPII. These warrants were valued using the black-scholes pricing model, which resulted in a fair value of US$595,000. In the same manner as was done for the Crown warrants referred to in item 11, for Canadian GAAP purposes, this amount was recorded as financing fees and included in other assets. For US GAAP, this amount was reclassified in note 16 as a reduction to the related debt in accordance with APB 14.

The US$5,905,000 discussed in item 10 has been reduced by US$595,000 above, for a net amount of US$5,310,000. The 3,653,972 shares are convertible into 10,961,916 common shares (on a 3 for 1 basis), resulting in an effective conversion price of US$0.48 per common share. The market value of the Company’s shares was US$0.35 per common share on the transaction date. Accordingly, pursuant to EITF 00-27, there was no intrinsic value or beneficial conversion feature because the effective conversion price per common share was greater than the market value of the Company’s common shares.

Should similar transactions occur in the future, the same analysis will be conducted and EITF 00-27 will be applied if the effective conversion price per common share is less than the market value of the Company’s common shares.

SEC COMMENT:

13.	Please tell us how the Company has or plans to account for the arrangement under US GAAP with three senior managers of the Company where these parties will acquire 699,354 common shares and 487,196 preferred shares, representing 10% of outstanding shares of each class of stock, in exchange for US $215,000. As part of your response, please indicate how the purchase price for the shares to be acquired was determined and indicate whether any compensation expense will be recognized for US GAAP purposes. If not, please explain why. Additionally, explain the US GAAP treatment to be used for the warrant to purchase an additional 5% of the Company’s common and preferred shares in exchange for US$108,000 that as also issued to management.

ELEPHANT & CASTLE’S RESPONSE:

With respect to the common shares, the shares have a negotiated purchase price of US$0.10 per share. The issue of the shares is recorded at market value on the date of issuance. Accordingly, during 2004, 303,572 common shares were issued to management at which time the market trading price of the shares was US$ 0.35 per share. The difference between the market value and the purchase price of US$0.10 per share in the amount of US$75,893 has been included on the balance sheet as a deferred financing fee, which shall be amortized over the next five years, which represents the term of the new debt.

With respect to the preferred shares, the shares have a negotiated purchase price of US$0.30 per share. These shares are recorded at their redemption value of US$ $1.63 per share. Accordingly, during 2004, 211,425 preferred shares were issued to management and the full amount of US$343,864 (adjusted to the year end exchange rate) has been recorded as a liability and the difference between the redemption value and the purchase price in the amount of 281,195 has been included on the balance sheet as a deferred financing fee, which shall be amortized over the next five years, which represents the term of the new debt.

The same treatment as described above will be applied to the remaining common and preferred shares to be issued to management, at the time of issuance.

With respect to the warrants issued to management to purchase an additional 5% of both classes of stock, the warrants are exercisable in five years for a 60 day period provided all the new notes and Crown debt are fully repaid. Past experience indicates the likelihood such warrants will be exercised is very slim. Therefore it is estimated that they will not be exercised, and accordingly no value has been given to these warrants.

Management’s purchase of shares was at agreed fair value, following a negotiation process with the majority shareholder, GEIPPP II. GEIPPP II wished to find new financing for the company. GEIPPP II was barred by the fund’s investment policies from making additional investment in the company itself. A mezzanine investor was attracted to the company and agreed to invest under certain conditions. One of these conditions was that management acquire an equity investment in the company.

Management agreed to acquire an equity stake in the company at a price negotiated between management and GEIPPP II, the latter representing ownership of 62% of the common stock and all of the Senior and Junior Notes. At the time of the negotiation between management and GEIPPP II the publicly listed price was not considered by either party as a reasonable proxy for a block of 700,000 shares.

The basis of the negotiation was for a defined percentage of the equity (common and preferred stock) and did not separate the value of the two components of equity. The valuation of the equity to be acquired was made by estimating the company’s enterprise value, using a multiple of EBITDA, and then deducting from the enterprise value the company’s debt to yield the equity value. According to GEIPPP II’s estimate the equity value was US$250,000. According to management’s estimate the equity value was CDN $200,000. A negotiated price of CDN $265,000 was agreed between the parties.

Subsequent to the purchase agreement the agreed purchase price had to be allocated between the common and preferred stock.

The agreed purchase price was negotiated between a willing buyer and a willing seller. The price was not considered by either party to be at a premium or discount to market. The purchase was not linked to the employment of management but was a condition of the new mezzanine investors’ investment that management acquire an ownership position, at a price agreed between the individuals and GEIPPP II.

None of the parties consider there to be any form of compensation in the purchase. Accordingly compensation expense will not be recognized.

SEC COMMENT:

14.	Also, please explain why the number of warrants to acquire common and preferred shares as disclosed Note 6(c) of 699,354 and 487,196 do not agree to the number of common and preferred stock warrants issued to management as disclosed in the tables of outstanding common and preferred stock warrants indicated by (ii), (iii) and (vi) in Note 8(h) of 899,767 and (i) in Note 8(i) of 295,799.

ELEPHANT & CASTLE’S RESPONSE:

Note 6 (c) refers to the 699,534 common shares and 487,196 preferred shares, representing 10% of the outstanding shares of the Company, which management has committed to purchase for CDN $265 over an 18 month period. This represents a commitment to purchase rather than warrants, and is therefore excluded from notes 8 (h) and (i).

In addition, subject to certain conditions, management has been granted additional warrants to purchase a further 5% of the outstanding shares of the Company in 2009 for CDN $132, and a further 233,333 of warrants for common shares at CDN$ 0.667 as protection against anti-dilution should GEIPPP II and Crown exercise their 2,100,000 of CDN$0.667 warrants. These are shown as management warrants in notes 8 (h) and (i)

Warrants to purchase Common Shares
Number
of Shares

Warrant to purchase additional 5% of outstanding shares for CDN $133,000	566,434

Management anti-dilution warrants	233,333

Total management warrants for common shares	799,767

Crown anti-dilution warrants	100,000

899,767

Warrants to purchase Common Shares

Warrant to purchase additional 5% of outstanding shares for CDN $133,000	295,799

NOTE 8. CAPITAL STOCK, PAGE 21

(f) STOCK OPTION PLANS

SEC COMMENT:

15.	As required by paragraph 47(a) of SFAS 123, please revise future filings to disclose the number and weighted-average exercise prices of options that are exercisable at the end of the each year a statement of operations is presented. Additionally revise your filing to include the disclosures required by paragraph 48 of SFAS No. 123.

ELEPHANT & CASTLE’S RESPONSE:

In future filings that include the Company’s financial statements, the Company will include the disclosures required by paragraphs 47 (a) and 48 of SFAS No.13 with respect to exercisable share options.

(b)(i) VOTING RIGHTS

SEC COMMENT:

16.	We note the disclosure indicated that the Series A Preferred Shares have voting rights equal to the number of Common Shares into which the Series A Preferred Shares may be converted, or three votes per Series A Preferred Shares. Based on the number of Series A Preferred Shares received by the GE Investment Private Placement Partners II (GEIPPPII) in the transaction disclosed in Note 6, it appears that GEIPPPII now has voting control of the Company’s operations. Please revise future filings to clearly disclose the nature of this control relationship in the notes to the Company’s financial statements. Although your current disclosures in Note 6 indicated that GEIPPPII, Crown and Management have entered into an inter-shareholder agreement, under which GEIPPPII can appoint two nominees to the board of directors and Crown and management can each appoint one nominee to the board, it is not clear from your current disclosures that GEIPPPII has voting control over your operations. Refer to the disclosure requirements of paragraph 2 of SFAS No. 57. If you do not believe the Series A Preferred Shares provide GEIPPPII with voting control over the Company’s operations, please explain in detail your basis for this conclusion.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure:

Prior to the agreement of the Company's new funding structure on December 17, 2004, GEIPPPII owned 62.1% of the Company's outstanding common shares.

Following the new funding agreement, and before any conversion of preferred shares, GEIPPPII owns 50.1% of the Company's outstanding common shares as soon as Crown exercises its $1 warrant.

Post-conversion of the Preferred Shares, GEIPPPII will own the following percentages of the Company’s outstanding common shares

% owned
by GEIPPPII

(a) If Management performance warrants	66.7%
(for purchase of a further 5% of outstanding shares) are not exercisable

(b) If Management performance warrants	62.3%
(for purchase of a further 5% of outstanding shares) are exercisable

As such, GEIPPPII continues to have voting control over the Company's operations.

(h) and (i) COMMON AND PREFERRED STOCK WARRANTS

SEC COMMENT:

17.	Please tell us and revise the notes to your financial statements to explain in further detail the terms or restrictions associated with the warrants granted to certain management shareholders, Crown and GEIPPPII in December 17, 2004. Your response and your revised disclosure should also explain the date from which the warrants are first exercisable. Refer to the requirements of 4-08(i) of Regulation S-X. Additionally, please tell us and revise the notes to your financial statements to explain how you valued and accounted for the warrants issued to each of these parties for both Canadian and US GAAP purposes. We may have further comment upon receipt of your response.

ELEPHANT & CASTLE’S RESPONSE:

1,049,301 share purchase warrants were issued to Crown for an exercise price of $Nil to acquire one common share for each warrant. The warrants were valued at US$367,255 using the Black-Scholes pricing model. The issuance of these warrants is directly related to the issuance of the Crown debt, and accordingly, for Canadian GAAP purposes this amount was included as other assets (deferred financing costs). For US GAAP purposes this amount was reallocated in note 11 to reduce the related liability, and is to be amortized over the term of the related debt.

An additional 350,000 share purchase warrants were issued to Crown for an exercise price of Cdn$0.67 to acquire one common share for each warrant. The warrants were valued at US$119,000 using the Black-Scholes pricing model. The issuance of these warrants is directly related to the issuance of the Crown debt, and accordingly, for Canadian GAAP purposes this amount was included as other assets (deferred financing costs). For US GAAP purposes this amount was reallocated in note 11 to reduce the related liability, and is to be amortized over the term of the related debt.

1,750,000 share purchase warrants were issued to GEIPPPII for an exercise price of Cdn$0.67 to acquire one common share per each warrant. The warrants were valued at US$595,000 using the Black-Scholes pricing model. The issuance of these warrants is directly related to the issuance of the new note, and accordingly, for Canadian GAAP purposes this amount was included as other assets (deferred financing costs). For US GAAP purposes this amount was reallocated in note 11 to reduce the related liability, and is to be amortized over the term of the related debt.

NOTE 11. COMMITMENTS, PAGE 24

SEC COMMENT:

18.	In future filings, please revise the notes to the Company’s financial statements to include the disclosures required by paragraph 16c of SFAS No. 13 with respect to the Company’s lease agreements.

ELEPHANT & CASTLE’S RESPONSE:

In future filings that include the Company’s financial statements, the Company will include the disclosures required by paragraph 16c of SFAS No.13 with respect to the Company’s lease agreements.

NOTE 13. INCOME TAXES, PAGE 26

SEC COMMENT:

19.	In future filings please revise the notes to your financial statements to include a reconciliation of the Company’s statutory tax rate to its effective tax rate for each period presented. Refer to the requirements of paragraph 47 of SFAS No. 109. Also, revise to disclose the domestic and foreign components of your pre-tax earnings. Refer to the requirements of Rule 4-08(h) of Regulation S-X.

ELEPHANT & CASTLE’S RESPONSE:

In future filings that include the Company’s financial statements, the Company will include a reconciliation of the Company’s statutory tax rate to its effective tax rate for each period presented, and to disclose the domestic and foreign components of its pre-tax earnings.

NOTE 16. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CANADIAN GAAP AND US GAAP) (b) RECONCILIATION OF TOTAL ASSETS, LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT), PAGE 29 (c) RECONCILIATION OF EARNINGS (LOSS) REPORTED IN ACCORDANCE WITH CANADIAN GAAP AND US GAAP, PAGE 30

SEC COMMENT:

20.	Revise to quantify the impact of each of the differences in accounting between Canadian and US GAAP on the Company’s total assets, liabilities and stockholders’ equity for each period presented. The reconciliation provided for each period should separately show the impact that each difference in accounting had on your total assets, total liabilities and total stockholders’ equity or deficit.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure in its balance sheet GAAP reconciliation:

US$000	2004	2003	2002	2001	2000

Total assets (CDN GAAP)	15,164	10,677	10,656	13,043	12,974
Adjust for proportional share of assets in JV	(34)	(40)	0	0	0
Deferred financing costs	(1,876)	(162)	(387)	(606)	(363)
Amortization of improvement costs	(378)	(384)	(382)	(343)	(302)
Pre-opening costs expensed under US GAAP	0	(45)	(1)	(36)	0

Total assets (US GAAP)	12,876	10,046	9,886	12,058	12,309

Shareholders' equity (deficit) (CDN GAAP)	(2,642)	2,470	1,908	3,421	(1,945)
Convertible notes, debt under US GAAP	0	(5,516)	(4,655)	(3,902)	0
Amortization of improvement costs	(378)	(384)	(382)	(343)	(302)
Pre-opening costs expensed under US GAAP	0	(45)	(1)	(36)	0
Gain/loss on translation of convertible notes,	0	(1,008)	342	(431)	0
using period end rate for US GAAP
Shareholders' equity (deficit) (US GAAP)	(3,020)	(4,483)	(2,788)	(1,290)	(2,246)

Long term debt (CDN GAAP)	15,262	4,622	5,142	6,012	10,622
Convertible notes, debt under US GAAP	0	6,524	4,313	4,333	0
Deferred financing costs	(1,876)	(162)	(387)	(606)	(363)

Long term debt (US GAAP)	13,386	10,984	9,068	9,739	10,259

Total liabilities (CDN GAAP)	17,806	8,207	8,748	9,622	14,919
Adjust for proportional share of assets in JV	(34)	(40)	0	0	0
Deferred financing costs	(1,876)	(162)	(387)	(606)	(363)
Convertible notes, debt under US GAAP	0	6,524	4,313	4,333	0

Total liabilities (US GAAP)	15,896	14,529	12,674	13,349	14,556

Total liabilities plus shareholder's	12,876	10,046	9,886	12,058	12,309
equity (deficit) US GAAP

SEC COMMENT:

21.	Revise Note 16 in future filings, to discuss the classification difference between Canadian and US GAAP with respect to the impairment charge recognized with respect to the Company’s Calgary AB and Saskatoon SK restaurant locations during 2004. Since the charge relates to restaurants that are currently in operation, it appears this charge should be classified as a component of income from restaurant operations for US GAAP purposes.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure in its income statement reconciliation:

US$000	2004	2003	2002	2001	2000

Sales (CDN GAAP)	28,202	26,725	27,716	30,235	33,723
Less proportional share of San Fran JV	(587)	(455)	0	0	0

Sales (US GAAP)	27,615	26,270	27,716	30,235	33,723

Income (loss) from restaurant operations (CDN GAAP)	2,918	2,740	2,640	3,041	1,417
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Less proportional share of San Fran JV	(26)	(16)	0	0	0
Less asset impairment charge	(199)	0	0	0	0

Income (loss) from restaurant operations (US GAAP)	2,744	2,677	2,669	2,967	1,489

Earnings (loss) before income taxes (CDN GAAP)	(710)	173	(1,514)	192	(8,335)
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Dividend on paid-in capital, interest under US GAAP	(333)	(347)	(330)	(156)	0
Gain on exchange of junior notes,	208	0	0	0	0
contributed\d surplus under CDN GAAP
Gain/loss on translation of convertible notes,	1,180	(1,522)	773	(431)	0
using period end rate for US GAAP

Earnings (loss) before income taxes (US GAAP)	396	(1,743)	(1,042)	(470)	(8,263)

Net income (loss) (CDN GAAP)	(888)	228	(1,344)	192	(7,956)
Amortization of improvement costs	6	(2)	(6)	(39)	(41)
Pre-opening costs expensed under US GAAP	45	(45)	35	(36)	112
Dividend on paid-in capital, interest under US GAAP	(333)	(347)	(330)	(156)	0
Gain on exchange of junior notes,	208	0	0	0	0
contributed\d surplus under CDN GAAP
Gain/loss on translation of convertible notes,	1,180	(1,522)	773	(431)	0
using period end rate for US GAAP

Net income (loss) (US GAAP)	218	(1,688)	(872)	(470)	(7,885)

SEC COMMENT:

22.	Please revise your filing to include for each period for which a statement of operations is presented and required to be reconciled to generally accepted accounting principles in the United States, either a statement of cash flow prepared in accordance with generally accepted accounting principles in the United States or with the International Accounting Standard No. 7. Alternatively, furnish in a note to the financial statements a quantified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with the accounting principles generally accepted in United States (U.S. GAAP). This disclosure should include but not be limited to non-cash investing and financing activities, presentation of line items on a gross rather than net basis, discussion of the differences in the definition of “cash” and “cash equivalents”, and discussion in differences in cash flows statement classification. Refer to the guidance outlined in Item 17 (c) (iii) of Form 20-F.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure:

(a) Cashflow – US GAAP

	2004	2003	2002

Operating Activities
Net income (loss)	$218	($1,688)	($872)
Operating items not using cash	2,111	2,682	2,004

Operating Cash Flow	2,329	994	1,132

Changes in Non-Cash Working Capital
Accounts receivable	(60)	(136)	85
Inventory	(51)	8	46
Deposits and prepaid expenses	(442)	116	32
Accounts payable and accrued liabilities	(1,050)	78	(86)

	(1,603)	65	78

Cash Provided by Operating Activities	727	1,059	1,209

Investing Activities
Acquisition of property, plant and equipment	(560)	(277)	(774)
Acquisition of other assets and pre-opening	0	(176)	0

Cash Used in Investing Activities	(560)	(453)	(774)

Financing Activities
Deferred finance charges	(372)	0	(3)
Repurchase of shares	0	(150)	(149)
Proceeds from long-term debt	3,842	0	0
Proceeds from sale of shares	93	0	0
Repayment of long-term debt	(154)	(488)	(525)

Cash Provided by (Used in) Financing	3,409	(638)	(678)

Inflow (Outflow) of Cash	3,576	(32)	(242)
Cash, Beginning of Year	395	427	669

Cash, End of Year	$3,971	$395	$427

(b) US GAAP cash flow – reconciling items

US$000	2004	2003	2002
Net income (loss) CDN GAAP	($888)	($228	($1,344)
Amortization of improvement costs	6	(2)	(6)
Pre-opening costs expensed under US GAAP	45	(45)	35
Dividend on paid-in capital, interest under US GAAP	(333)	(347)	(330)
Gain on exchange of junior notes,	208	0	0
contributedd surplus under CDN GAAP
Gain/loss on translation of convertible notes,	1,180	(1,522)	773
using period end rate for US GAAP

Net income (loss) US GAAP	$218	($1,688)	($872)
Operating items not using cash	3,221	767	2,476
Amortization of improvement costs	(6)	2	6
Pre-opening costs expensed under US GAAP	(45)	45	(35)
Dividend on paid-in capital, interest under US GAAP	333	347	330
Gain on exchange of junior notes,	(208)	0	0
contributedd surplus under CDN GAAP
Gain/loss on translation of convertible notes,	(1,180)	1,522	(773)
using period end rate for US GAAP
Less proportional share of San Francisco JV	(4)	(1)	0
Operating items not using cash US GAAP	2,111	2,682	2,004
Accounts receivable CDN	(75)	(145)	85
Less proportional share of San Francisco JV	15	9	0

Accounts receivable CDN	(60)	(136)	85
Inventory CDN GAAP	(49)	(2)	46
Less proportional share of San Francisco JV	(2)	10	0
Inventory US GAAP	(51)	8	46
Deposits and prepaid expenses	(442)	115	32
Less proportional share of San Francisco JV	0	1	0
Deposits and prepaid	(442)	116	32
Accounts payable and accrued	(1,045)	116	(86)
Less proportional share of San Francisco JV	(5)	(38)	0
Accounts payable and	(1,050)	78	(86)
Acquisition of other assets and	0	(181)	0
Less proportional share of San Francisco JV	0	5	0
Acquisition of other assets	0	(176)	0
Cash, Beginning of Year CDN GAAP	410	427	669
Less proportional share of San Francisco JV	(15)	0	0
Cash, Beginning of Year US GAAP	395	427	669
Cash, End of Year CDN GAAP	$3,981	$410	$427
Less proportional share of San Francisco JV	(10)	(15)	0
Cash, End of Year US GAAP	3,971	395	427

(c) Shareholders’ Equity (Deficit) US GAAP

US$000	2004	2003	2002

Opening Shareholders' Equity (Deficit) - Canada	$ 2,470	$ 1,908	$ 3,421
Convertible notes, debt under US GAAP	(5,516)	(4,655)	(3,902)
Amortization of improvement costs	(384)	(382)	(343)
Pre-opening costs expensed under US GAAP	(45)	(1)	(36)
Gain/loss on translation of convertible notes,	(1,008)	342	(431)
using period end rate for US GAAP
Opening Shareholders' Equity (Deficit) - US	(4,483)	(2,788)	(1,290)

Net Income (Loss) - Canada	(888)	228	(1,344)
Amortization of leasehold improvement costs	6	(2)	(6)
Pre-opening costs	45	(45)	35
Dividends on paid-in capital	(333)	(347)	(330)
Gain/loss on translation of convertible notes,	1,180	(1,522)	773
using period end rate for US GAAP
Net Income (Loss) - US	10	(1,688)	(872)

Change in Other Paid-in Capital - Canada	(5,343)	347	1,559
Dividends on paid-in capital	5,343	(347)	(1,559)
Gain/loss on translation of convertible notes,	0	(342)	773
Change in Other Paid-in Capital - US	0	(342)	773

Issuance of Share Capital - Canada and US	171	(50)	(51)
Cancellation of Shares - Canada and US	0	(83)	0
Change to Cumulative Translation Adjustment - Canada and US	0	467	(1,347)
Change to Contibuted Surplus - Canada and US	1,282	0	0

Closing Shareholders' Equity (Deficit) - Canada	$ (2,642)	$ 2,470	$ 1,908
Convertible notes, debt under US GAAP	0	(5,516)	(4,655)
Amortization of improvement costs	(378)	(384)	(382)
Pre-opening costs expensed under US GAAP	0	(45)	(1)
Gain/loss on translation of convertible notes,	0	(1,008)	342
using period end rate for US GAAP
Closing Shareholders' Equity (Deficit) - US	(3,020)	(4,483)	(2,788)

SEC COMMENT:

23.	Please revise to disclose those securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do do would have been antidilutive for the periods presented. Also, revise to include a reconciliation of the weighted average shares used in your basic and diluted earnings per share computation. Refer to the requirements of paragraph 40 of SFAS No. 128.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure:

	2004	2003	2002

Net income (loss) Canadian GAAP	($ 888)	$228	($ 1,344)

Adjustments decreasing (increasing) net income (loss)
Amortization of improvement costs*	6	(2)	(6)
Dividend on paid-in capital that would be treated
as interest under US GAAP	(333)	(347)	(330)
Pre-opening costs, expensed under US GAAP	45	(45)	35
Gain on exchange of junior notes,	208	0	0
contributedd surplus under CDN GAAP
Gain/loss on translation of convertible notes,	1,180	(1,522)	773
using period end rate for US GAAP

Net income (loss) US GAAP	$218	($ 1,688)	($ 872)

Net income (loss) per common share
Canadian GAAP - Basic	($ 0.17)	$0.04	($ 0.26)
US GAAP - Basic	$0.04	%0.33)	($ 0.17)

Canadian GAAP - Diluted	($ 0.11)	$0.03	($ 0.17)
US GAAP - Diluted	$0.03	($ 0.20)	($ 0.11)

Weighted average number of shares outstanding - basic	5,244,507	5,163,271	5,163,354
Average options outstanding	577,125	623,375	236,500
Aveage warrants outanding	1,980,677	2,481,932	2,685,994

Weighted average number of shares outstanding - diluted	7,802,309	8,268,578	8,085,848

FINANCIAL STATEMENT SCHEDULES

SEC COMMENT:

24.	Please file financial statement schedule II for each period, which an audited income statement is presented in the filing. Among other items that may be required, your schedule should include the valuation allowance for deferred tax assets. The schedule should be examined by your independent accountants. Refer to Rule 5-04 of Regulation S-X.

ELEPHANT & CASTLE’S RESPONSE:

The Company intends to further amend its Form 10-K to include the following disclosure:

2004	Balance at	Charged		Balance
	beginning	to costs and	Used/	at end
	of year	expenses	Other	of year
(a) Impairment of goodwill and long-lived assets
Saskatoon	0	147		147
Calgary	0	52		52
Total	0	199	0	199
(b) Provision for store closures
West Edmonton Mall, AB	25	0	(25)	0
Total	25	0	(25)	0
(c) Future Income Tax
Net future income tax benefits	2,351	(126)	25 (1)	2,250

(1) Movement due to foreign exchange

2003	Balance at	Charged		Balance
	beginning	to costs and	Used/	at end
	of year	expenses	Other	of year

(a) Provision for store closures

BCIT, Burnaby, BC	0	64	(64)	0
West Edmonton Mall, AB	0	150	(125)	25
Bellingham, WA and Alamo Grill	343	(120)	(223)	(0)

Total	343	94	(412)	25

(b) Future Income Tax

Net future income tax benefits	2,238	0	113 (1)	2,351

(1) Movement due to foreign exchange

2002	Balance at	Charged		Balance
	beginning	to costs and	Used/	at end
	of year	expenses	Other	of year

(a) Impairment of goodwill and long-lived assets

Goodwill relating to Alamo	0	1,101	(1,101)	0
Other	0	416	(416)	0

Total	0	1,517	(1,517)	0

(b) Provision for store closures

Bellingham, WA and Alamo Grill	0	454	(111)	343
Franklin Mills, PA	221	(221)	0	0

Total	221	233	(111)	343

(c) Future Income Tax

Net future income tax benefits	1,725	504	9 (1)	2,238

(1) Movement due to foreign exchange

We would welcome the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience. I can be reached at (604) 684-6451 Ext. 229

Sincerely,

/s/ Roger Sexton
Roger Sexton
Chief Financial Officer

cc:	Jeff Jaramillo, SEC staff
Lynne Charbonneau, Fasken, Martineau, DuMoulin LLP Thomas M. Rose, Troutman Sanders LLP
Audit Committee Members, Elephant & Castle Group Inc. Kevin Nishi, Partner, Pannell Kerr Forster, Vancouver Rick Bryant, President & CEO, Elephant & Castle Group Inc.